For Immediate Release 19 March, 2008

CADBURY SCHWEPPES DEMERGER UPDATE
Publication of Circular and Cadbury plc Prospectus and Appointment of New Dr Pepper Snapple Group
Inc. Board Directors

Scheme Circular and Prospectus
As part of the process of separating its confectionery business from its Americas Beverages business, Cadbury Schweppes is today announcing that the Circular, which details the structure of the demerger and scheme of arrangement, along with the Prospectus, which relates to Cadbury plc’s introduction to the official list and admission to trading on the London Stock Exchange, are available on Cadbury Schweppes’ website at http://www.cadburyschweppes.com/demerger. The Circular has today been posted to shareowners along with Cadbury Schweppes 2007 Annual Report.

The documents give details on the process by which the scheme and demerger will be effected and also provide key information on the two businesses, Cadbury plc and Dr Pepper Snapple Group Inc. (DPSG). The Circular provides, among other things, details on the distribution of Cadbury plc and DPSG shares to shareowners and includes an update on current trading. We are also announcing the appointment of four new Board directors for DPSG.

Basis of the Demerger
Conditional on the scheme and demerger proposals being approved, ordinary shareowners will receive in exchange for every 100 existing Cadbury Schweppes Ordinary Shares (which will be cancelled):

•	64 ordinary shares in Cadbury plc, which will be listed on the London Stock Exchange; and

•	12 shares of common stock in DPSG, which will be listed on the New York Stock Exchange.

Information on the distribution of shares for Cadbury Schweppes American Depositary Receipt holders is provided in the Circular.

Current Trading
Since 31 December, 2007 there have been no material changes to the current trading or outlook for the confectionery business (which will become Cadbury plc) or Americas Beverages business (which will become DPSG).

The confectionery business has had a strong start to the year in all regions, partly due to an earlier Easter but also due to continued momentum in gum and Americas Beverages revenue growth is in line with expectations. Both businesses have implemented price increases in order to offset commodity input costs through 2007.

Appointment of New DPSG Board Directors
In February, we announced the appointment of Wayne Sanders, former Chairman and CEO of Kimberly-Clark, as Chairman of DPSG on demerger. We are today announcing the appointment of four additional Board directors for DPSG: Jack Stahl, Terry Martin, Pamela Patsley and Anne Szostak.

Jack Stahl has wide consumer goods experience including the beverage industry having spent 22 years at The Coca-Cola Company where he was CFO and Senior Vice President of the North America Group and Senior Vice President of the Americas Group before becoming President and Chief Operating Officer. From 2002 to 2006 he was Chief Executive Officer and President of Revlon and is currently on the Board of Schering–Plough Corporation.

Terry Martin has broad public company experience having served as CFO of American Cyanamid Company, SPX Corporation and subsequently Quaker Oats Company, which included the Gatorade brand. He retired in 2001 following the sale of Quaker Oats to PepsiCo. He is on the Board of Del Monte (USA) where he is Chairman of the Audit Committee.

Pamela Patsley is a CPA and has over 20 years of executive experience in the financial services sector including as Chief Financial Officer at First USA, Inc. Most recently she was Senior Executive Vice-President of First Data Corporation from March 2000 to October 2007 and President of First Data International from May 2002 to October 2007. She joined First Data in 2000, having previously been President and CEO of Paymentech, Inc. She is on the Boards of Molson Coors Brewing Company and Texas Instruments, Inc. where she chairs the Audit Committee.

Anne Szostak is currently President and CEO of Szostak Partners which provides advice on strategic and human resource issues. From 1973 to 2004 she held executive positions at FleetBoston Financial Corporation including Executive Vice President and Corporate Director, Human Resources and Diversity, and Chairman and Chief Executive Officer of Fleet Bank Rhode Island. She is also is a director of Belo Corporation, ChoicePoint, Inc., Spherion Corporation and Tupperware Brands Corporation.

Summary of Expected Key Dates

20 March	Third amendment of Form 10 filed with SEC

11 April	Court Meeting, General Meeting and Annual General Meeting

11 April	Interim Management Statement

6pm on 01 May	Record and ex-dividend date for 2007 final dividend and scheme record date

02 May	Listing of Cadbury plc ordinary shares on the London Stock Exchange

07 May	Listing of DPSG shares on the New York Stock Exchange

16 May	Payment of Cadbury Schweppes 2007 final dividend

The dates given above are indicative only and may be subject to change.

Ends

For further information:
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets
Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Katie Bell
The Maitland Consultancy	+ 44 20 7379 5151
Angus Maitland
Philip Gawith

Forward Looking Statements

Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury Schweppes, Cadbury plc, DPSG or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Notes:

1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intended to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 70,000 people.

2. About Cadbury plc
Cadbury plc will be the world’s largest confectionery business with number one or number two positions in 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back over 150 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg and Green and Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Maynards and the Natural Confectionery Company in candy.

Cadbury plc’s goal is to leverage its scale and advantaged positions to maximise growth and returns by:

•	Driving growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by our global category structure introduced last year;

•	Driving cost and efficiency gains to increase margins; and

•	Continuing to invest in capabilities to support our growth and efficiency agendas.

3.	About Dr Pepper Snapple Group, Inc.

Dr Pepper Snapple Group (DPSG) is a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the North America market. It is the market leader in the flavoured carbonated soft drinks segment in the US and the number three liquid refreshment beverage business in North America.

The business operates in four segments:
— — — —	Beverage Concentrates Finished Goods Bottling Group Mexico and the Caribbean

Approximately 75% of DPSG’s volumes are generated by brands which hold either the number one or number two positions in their respective markets. Leading brands include Dr Pepper, 7UP, Sunkist, A&W, Canada Dry, Schweppes, Snapple, Mott’s, Hawaiian Punch and Clamato.